June 14, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Asset Trust

Proxy Statement

File No. 811-07705

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the Staff of the Securities and Exchange Commission (the “SEC”) on June 11, 2019, pertaining to the above referenced Proxy Statement on Schedule 14A submitted by Virtus Asset Trust (the “Registrant”) on June 7, 2019, with respect to Virtus SGA International Growth Fund (formerly Virtus WCM International Equity Fund) (the “Fund”). Where noted, changes, as applicable, have been made to the Proxy Statement. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:

On page 2, in the second sentence, the proposal to adjourn the Meeting should be described as a proposal in the Proxy Statement and on the proxy card if shareholders will be asked to vote on it.

Response: The language after the first sentence in this paragraph has been replaced with the following, so shareholders will not be asked to vote on any adjournment:

“If the necessary quorum to transact business or the vote required to approve the proposal is not obtained at the Meeting, the chairperson of the Meeting may adjourn the Meeting to permit further solicitation of voting instructions if the chairperson determines that an adjournment and further solicitation is reasonable and in the interest of shareholders. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation.”

EDGAR Operations Branch

June 14, 2019

2.	Comment:

On page 3, in the third paragraph, add a sentence describing the change in the fee structure.

Response: The Registrant has added the following language after the third sentence in the paragraph:

“Under the Subadvisory Agreement and the Interim Subadvisory Agreement, VFA will pay a subadvisory fee to SGA at the rate of 50% of the net advisory fee paid by the Fund to the Adviser, while under the Previous Subadvisory Agreement, the Adviser paid a subadvisory fee to WCM that was based on an escalating fee schedule as the assets of the Fund increased (see the subadvisory fee schedule below).”

3.	Comment:

On page 4, in the paragraph directly before the subheading, add the effective subadvisory fee rate in addition to the total fees paid. In the third sentence in this paragraph, please revise the description of the fee waiver so it is more clear.

Response: The paragraph before the subheading has been revised to state:

“For this purpose, the “net advisory fee” was the advisory fee paid to the Adviser, based on the Fund’s average daily net assets, after accounting for any applicable fee waiver and/or expense limitation agreement, which did not include reimbursement of the Adviser for any expenses or recapture of prior waivers. The current advisory fee rate before reimbursement of expenses and/or waivers is 0.85%. Notwithstanding VFA’s advisory fee or expense waivers, WCM was entitled to receive a minimum subadvisory fee of 0.50% on the first $500 million of the Fund’s assets and 0.45% thereafter. In computing the fee to be paid to WCM, the net asset value of the Fund was calculated as set forth in the then current registration statement of the Fund. For the fiscal year ended December 31, 2018, the Adviser paid WCM $489,773 in aggregate subadvisory fees, which was an effective subadvisory fee rate of 0.60% of net assets of the Fund.”

4.	Comment:

On page 5, in the first sentence, please identify any other differences in the Subadvisory Agreement from the Previous Subadvisory Agreement, to the extent they are material.

Response: The Registrant notes there are no other material differences, and has updated the first sentence so it ends in “certain other non-material exceptions.”

5.	Comment:

On page 5, in the second sentence of the third paragraph, add “Like the Previous Subadvisory Agreement,” so it is clear that “net advisory fee” is defined the same in both agreements.

Response: The requested language has been added.

EDGAR Operations Branch

June 14, 2019

6.	Comment:

Please submit the subadvisory fee comparison table on page 5 in the response letter.

Response: Following is the information in the subadvisory fee comparison table:

Aggregate Fee paid to WCM last year	Aggregate Fee paid if proposed fee for SGA had been in effect last year	Percent Difference
$489,773	$406,321	17%

7.	Comment:

On page 8, in the last paragraph, please add a description highlighting any differences between the two strategies, including the risk factors as applicable.

Response: The paragraph referenced has been replaced with the following:

“The Board noted that the investment objective of the Fund will not change, but the Subadviser will manage the Fund using slightly different investment strategies with similar risk factors. Both are bottom-up fundamental stock pickers looking for superior growth, but SGA more commonly invests in small and mid-cap stocks than WCM did, also considers valuation and may also consider certain ESG factors. The principal risks may also be described differently because there are certain investment strategies that, while permitted for the Fund all along, SGA has determined are principal to its investment style, and therefore the related risks are deemed principal risks of investing in the Fund. Further, SGA does not expect portfolio turnover to be high on a regular basis, so portfolio turnover is no longer expected to be a principal risk of the Fund. Following is a comparison of the Fund’s investment strategies upon the change from WCM to the Subadviser:”

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq.

Jennifer S. Fromm, Esq.

Ann Flood